Filed by Envestnet, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:  Yodlee, Inc.

Commission File No. 001-36639

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

ENV - Q2 2015 Envestnet Inc Earnings and Yodlee Acquisition Call

EVENT DATE/TIME: AUGUST 10, 2015 / 9:00PM GMT

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CORPORATE PARTICIPANTS

Pete D’Arrigo Envestnet Incorporated - CFO

Jud Bergman Envestnet Incorporated - Chairman & CEO

Anil Arora Yodlee - Chairman & CEO

CONFERENCE CALL PARTICIPANTS

Peter Heckmann Avondale Partners - Analyst

Jeff Houston Northland Securities - Analyst

Chris Shutler William Blair & Company - Analyst

PRESENTATION

Operator

Good day, everyone. Welcome to the Envestnet conference. Today’s call is being recorded.

At this time, I would like to turn the conference over to Mr. Pete D’Arrigo, Chief Financial Officer. Please go ahead, Sir.

Pete D’Arrigo - Envestnet Incorporated - CFO

Thank you, Operator, good afternoon, everyone. With me on today’s call is Jud Bergman, Chairman and Chief Executive Officer of Envestnet, and Anil Arora, the Chairman and Chief Executive Officer of Yodlee.

Today’s call is going to primarily focus on the business combination we announced today. We will also briefly discuss our second-quarter earnings. Our second-quarter 2015 earnings press release, Yodlee acquisition announcement, and Yodlee acquisition presentation and associated Form 8-K can be found at Envestnet.com under the Investor Relations section.

During this conference call, we will be discussing certain non-GAAP information including adjusted revenues, adjusted EBITDA, adjusted net income, and adjusted net income per share. This information is not calculated in accordance with GAAP and may be calculated differently than other Company’s similarly titled non-GAAP information. Quantitative reconciliations of our non-GAAP financial information to the mostly directly comparable GAAP information to appear in today’s press release.

During the call, we will also be discussing certain forward-looking information. These discussions are not guarantees of future performance and therefore you should not put undue reliance on them. These statements are subject to numerous risks and uncertainties that could cause them to differ materially from what we expect. Please refer to our most recent SEC filings as well as our earnings press release which are available on our website for more information on factors that could affect these matters.

This call is being webcast live and will be available for replay for one month on our website. All remarks made during the call are current at the time of the call and will not be updated to reflect subsequent material developments. We will take questions after our prepared remarks and, with that, I will turn the call over to Jud.

Jud Bergman - Envestnet Incorporated - Chairman & CEO

Thank you, Pete. I want to thank everyone for joining us this afternoon. I will begin my remarks with a review of the second quarter to which Pete will provide additional thoughts, and then Anil Arora, the Chief Executive of Yodlee, and I will provide our remarks on the business combination.

During the second quarter, we continued to execute on our platform and business development strategy, investing in technology solutions which strengthen the engagement between advisors and their clients. On last quarter’s call we talked about how our multi-portal platform strategy seeks to unify and fortify the end-to-end application stack that advisors and their enterprises use. Sometimes we develop the applications internally, other times by acquiring the capability, and still other times by integrating tightly with other market leaders all in an open architecture environment. Our combination with Yodlee is an example of her executing on this approach and I am thrilled to be able to discuss the business combination in more detail in a few moments.

During the second quarter, we experienced decent results as Envestnet on-boarded $46 billion in new assets from primarily license-based conversions, reflecting strong continuing demand for our unified platform offerings from margins, institutions, and registered investment advisors. We continue to see meaningful opportunities to convert large books of business to our platform across all channels. Registered investment advisors, independent broker-dealers, insurance broker-dealers, regional broker-dealers, bank broker-dealers, and now more recently bank trust departments, one of which represents a very significant part of this past quarter’s licensed conversion activity.

Our on-boarding teams are fully engaged in the largest and most complex conversion in our Company’s history. As these conversions are completed, we expect to see the benefits meaningfully in the later part of 2015 and beyond.

In the second quarter we grew our top line by 21% when compared to a year ago, and we grew adjusted cash flow or adjusted EBITDA by 37% over the same period. Gross sales during the quarter were $22 billion, including $7 billion in assets under management or administration, client conversions. All told, by quarter’s end, more than 42,000 advisors representing some $793 billion in advisor assets are supported by our Company.

Account growth per advisor was again slower than the second quarter than it has been in the past 12 or so quarters which ended this past December. We think this is due primarily to two factors.

One, the overall market is experiencing some headwind and investor behavior is affecting the growth rates in most advisor’s practices. Second, unified managed account, or UMA technology, that we were a pioneer innovator in is resulting in a more new accounts containing multiple sleeves and multiple investment options within a portfolio. This is now being done within a single account within a single registration more and more. While this theoretically should be revenue neutral, the unified managed account structure can be more cost effective and it means a slower rate of growth in accounts.

With respect to the market, decline in capital market prices have a direct drag on our revenue growth moreover as redemption rates increase growth rates and net flows decrease. Even though our organic gross sales are up year-over-year some 25%, net sales growth has softened to about 8% year-over-year. So these are the effects of the market uncertainty and recent price declines in the equity and fixed income markets. Even so, advisors leveraging our unified technology appear to still be growing at a significantly faster rate than the industry in general and faster than those advisors who do not use a unified platform.

I’d also like to provide an update on our consolidating acquisitions. First with respect to WMS, we are on track with our previously provided schedule. Though it’s a much slower ultimate conversion than we originally expected, we still expect to complete the WMS conversions, the last ones in mid-2016. Following the conversion, we expect EBITDA to increase by incremental $6 million to $8 million on an annualized basis which we expect will in total will exceed the $12 million annual increase in adjusted EBITDA that we originally planned.

And regarding Placemark, we continue to be on track to complete the integration by the end of 2016 and we may see some transition benefits earlier than that financially. Before leaving consolidating transactions, I would like to provide some additional general comments. Consolidating transactions take time not only to convert and train advisors on the new platform, there could be some extended cycles of ramping up the new advisors to learn the system to fully leverage the platform.

Going back to the fund quest conversion that was completed several years ago, even though the actual conversion was straightforward and fairly efficient, from beginning to end it was about six to eight months. It still took us about three years in total for those legacy clients to then increase their productivity and gain growth rates internally that were similar to Envestnet’s core clients and what they had experienced over a longer period of time. The primary motivations in pursuing consolidating transactions again to remind you is the increased scale we get and that increased scale can meaningfully effect cash flow and we are looking for cash flow accretion.

With consolidated transactions like WMS and Placemark, we are expecting to see the benefits of scale and deliver adjusted EBITDA in excess of 25% of the purchase price. The primary motivation is cash flow and not necessarily revenue growth.

That said, we are pleased with the additional capabilities acquired in each of these companies. For WMS, it was access to the bank’s trust channel and to the Canadian market. Access to the bank trust channel and the regulatory reporting capabilities we were able to build out, enabled a very large conversion of bank trust assets that I alluded to earlier just completed in the second quarter. With Placemark, it is the enhancement of our UMA technology and a meaningful improvement in our tax overlay capabilities.

Anil and I will discuss the Yodlee transaction in a moment, but first I’d like to turn it over to Pete to discuss our financial performance in greater detail.

Pete D’Arrigo - Envestnet Incorporated - CFO

Thank you, Jud. Turning to the second quarter results I’m going to cover just a few highlights today. I’ll start with components of revenue.

Revenue from assets under management or administration grew 19% to $83.8 million compared to $70.7 million in the second quarter of 2014. Licensing and professional services revenue in the second quarter was $18.8 million, an increase of 34% from $14.1 million a year ago. In total, adjusted revenue increased 21% to $102.7 million from $84.8 million in the second quarter of last year.

Our cost of revenue increased to $42.5 million for the quarter from $38 million last year as a percentage of revenue from assets under management and administration. Cost of revenue was approximately 51%.

The second quarter includes the impact of our advisor summit which was approximately $2 million. Excluding this amount, cost of revenue as a percentage of AUMA revenue was approximately 48%. Adjusted EBITDA was $17.6 million for the second quarter, 37% higher than the 2014 second quarter, and adjusted earnings-per-share was $0.24 in the second quarter, increasing 33% from $0.18 last year.

Looking forward, we expect our revenue from assets under management or administration to be up 13% to 14% in the third quarter compared to the third quarter of last year. This reflects an effective fee rate of approximately 13.1 to 13.2 basis points on our beginning AUMA asset base of $258 billion.

Licensing and professional services revenue for the third quarter of 2015 should be up approximately 31% to 33% year-over-year. And adjusted revenues for the third quarter should increase between 16% and 17% year-over-year. We expect third quarter cost of revenues to be between 48% and 49% of AUMA revenue.

With these assumptions, we expect our adjusted EBITDA to increase 24% to 26% in the third quarter compared to the third quarter of last year. For 2015 — excuse me, these expectations translate to adjusted earnings-per-share of $0.24 to $0.25 for the quarter.

For 2015 in total we are maintaining our outlook for full-year performance, although given the impact of the market and the trends Jud discussed, we expect to be tracking toward the lower end of the ranges of revenue growth of 20% to 22% and adjusted EBITDA growth of 33% to 38% compared to 2014. With that, I will hand it back to Jud.

Jud Bergman - Envestnet Incorporated - Chairman & CEO

Thank you, Pete. In light of today’s announcement, I would like to take a step back and frame where we see the current state of the wealth management industry and how investment is positioned.

We’ve been saying for some time that we believe we are uniquely positioned to both lead and benefit from the continuing transformation of the wealth management industry. We believe that we are in the middle of a profound transformation and financial technology. Almost every major industry has been disrupted and altered by the progressive growth of information technology and platforms.

The financial services sector, and particularly financial advisors, has lagged many others in integrating these trends in part because of the complexity, extensive regulatory framework, and legacy systems that are in place. But these are all changing and it must change more rapidly for the industry to stay relevant. Because investment [has become] a service provider that aims to meet the multiple needs of our clients, we believe we are uniquely positioned to help advisors and all of our clients navigate this historic transformation.

Now, we are at the next phase of our own evolution. I’ve spoken in previous calls about the ever larger amounts of data that flow through investments platform. This data is itself a key resource for advisors, investment managers, enterprise, and indeed for the entire wealth management space.

We have positioned our Company at the juncture of advisors, clients, managers, and information. The advisor portal that represents the key component of our platform has always been conceived as a digital cloud-based platform that empowers and enables advises to better serve their clients, provide better outcomes, helping to deliver improved financial help for their end investments. We believe we are building the financial technology firm of the future and in some ways helping to empower the advisor of the future.

From very early on builders and architects have relied on the geometric strength of triangles to uphold our most important constructs and evenly distribute, force, balance that with tension. Examples throughout civilization include the pyramids of Egypt, bicycle frames, and the largest suspension bridges of modern times.

And we, too, are looking to strengthen our own business triangle. We started the firm as a turnkey asset management platform web-based in how we deliver technology. That’s how we got started. And in and around 2005 we began to sell or license our technology directly to advisors and enterprises who wanted to manage those assets themselves or have an outsider or third-party as a fiduciary.

The third side of this triangle is the client’s permission to data aggregation that the industry needs to understand holistically the big picture of their client’s financial lives. Together, the three sides, assets under management, enabling technology, and client permission to data aggregation, provide full-service basis foundation for integrated end-to-end solutions for the wealth management industry. I believe it’s a major step forward in our evolution of the technology and service provider, and that’s why we are so excited about Yodlee.

Earlier this year we became convinced that we needed to enhance our platform’s data aggregation capabilities as I have mentioned in several of our previous calls. In order to provide a holistic financial planning and investment management process, provide a client permission online real-time access to an investor’s disparate holdings and assets, we began looking at a deep integration of Yodlee’s data capabilities and as we began to look at the benefits of this integration we became increasingly positive about how transformational a merger could become. We became increasingly positive about the culture and the capabilities of Yodlee and we determined that it would be more valuable to our long-term interests to merge with Yodlee versus partnering with them commercially.

We expect this merger to provide number of long-term benefits to Envestnet shareholders. First, the combination accelerates the transformation of financial technology by delivering better relationships and greater lifetime value than connecting financial advisors, individuals, and service providers. And helping advisors to cross what we call the digital divide, a divide that separates many advisors from their best prospects and clients.

We are marrying Envestnet’s leading unified wealth management platform that serves over 42,000 advisors with Yodlee’s leading financial technology platform that services over 20 million paid users across 850 financial institutions and financial technology innovators globally.

Second, we see powerful cross-selling opportunities. The combined company’s cloud-based networks can create an unprecedented level of engagement between the financial advisors and their clients, enabling them to access and make better sense out of their disparate and contemplated financial lives.

We believe this represents a quantum leap and accuracy and knowledge that will deliver better outcomes that improve the financial health of investors. The transaction is also expected to widen the Company’s reach, research analytics, and strategic partnership potential.

Also importantly this transaction accelerates our long-term growth profile. As many of you know, we have a history of acquiring and integrating important technology and services that have been complementary to our business and long-term growth rate. In fact, this will mark the eighth acquisition that we have done in the last six years and the most significant transaction in our history. It epitomizes what we call a strategic acquisition and we expect Yodlee to exceed our own long-term growth targets.

When we think about all of this, we see not only significant additional business opportunity and revenue synergy but, and this is important, we think this combination will enable opportunities that we can’t even imagine at this point. Unlike our consolidating transactions, the combination with Yodlee will not require a conversion of accounts which I discussed earlier can be lengthy.

We expect significant revenue synergies in the long term and modest expense synergies in the short term. These are not dependent on a time-consuming account conversion. Allow me to make a few specific points regarding the financials.

We expect to acquire all of the shares of Yodlee in the cash and stock transaction valued at $18.88 per share which consists of $10.78 per share in cash and $8.10 per share in Envestnet stock. We expect the acquisition of Yodlee should accelerate our revenue and adjusted EBITDA growth rates by at least 100 basis points in 2016 and more in 2017 and beyond. It further diversifies our revenue base increasing subscription and licensing revenue from approximately 15% to approximately 30%. It is also expected to be accretive to adjusted earnings-per-share in 2017 and beyond.

With that said, it is my pleasure to introduce Anil Arora, Chairman and Chief Executive of Yodlee. Anil will continue his role as Chief Executive of Envestnet Yodlee.

Anil Arora - Yodlee - Chairman & CEO

Thank you, Jud, and good evening to all. We are thrilled to announce this combination with Envestnet. We believe this transaction will transform the financial services industry by bringing two proven disruptive innovators together. We will create a combined Company uniquely positioned to improve and simplify financial lives all around the world.

Today, Yodlee is the leading digital financial platform and one of the largest software as service platform with over 20 million paid users and we are a B-to-B to C service, so Yodlee uses are end users of over 850 entities, including 11 of the top 20 financial institutions like Bank of America and Merrill Lynch and Citi and so on and so forth as well as leading Internet innovators like PayPal, Personal Capital, or Cabbage. The Yodlee platform powers dozens of use cases like wealth management, personal financial management, online lending, risk management, mobile, small business accounting and many more.

We have some unique capabilities. We have worked step-by-step over 15 years with key players in the financial services industry to create 100% user permission Yodlee proprietary data network. We have structured data feeds with financial institutions for over 75% of all of our data across 14,000 different institutions and a very powerful and proprietary data enrichment process. We have advanced easy-to-use technology which has enabled us, our customers, and third parties to develop a very unique and innovative cloud-based financial application ecosystem.

All of this makes us the industry’s leading open platform and creates significant network effects. Yodlee’s cloud-based operational scale and security with tens of millions of users is highly valuable to the digital financial services ecosystem.

Our competitive advantages in the marketplace have continued to grow with increased distribution, scale, and new technologies. This growth has been driven by three key strategies. First, by leveraging and extending our leading position as a platform of choice for the world’s leading financial institutions by increasing our penetration at existing financial institutions as well as adding new financial institutions both domestically and globally.

Second, by powering emerging digital financial services providers who are disrupting the industry as they modernize traditional financial services and bring to market new use cases. And, third, by leveraging our unique big data assets and analytic capabilities to further accelerate our subscription revenue.

Next, the Yodlee financial platform has become the de facto industry standard with hundreds of leading customers and tens of millions of users. Our demonstrated ability to bring financial data together in unique ways will provide critical insights that will enhance Envestnet’s wealth management solutions by providing advisors a holistic view of a client’s financial profile, advisors will cross the digital divide and will be able to deliver improved planning and advice that encompasses the entire wealth management process. This will be incredibly powerful and transformational.

Together, we will drive better relationships between advisors and their clients and greater lifetime value. Together, we will accelerate the transformation and financial services and wealth management. And, together, we will simplify and improve financial lives around the world. Finally, together we will accelerate revenue and EBITDA growth for both companies.

Jud Bergman - Envestnet Incorporated - Chairman & CEO

Thank you, Anil. The acquisition of Yodlee is a watershed moment in the financial technology. We have long admired Yodlee’s innovative solutions and are excited to bring these two cloud-based financial technology pioneers together.

As I said earlier, this union will enable investors and the advisors who serve them to access and make better sense out of their disparate and complicated financial data, representing a quantum leap in accuracy and knowledge that will deliver better outcomes to improve the financial health of investors.

Thank you again for your time this afternoon. Thank you for your support in Envestnet and with the conclusion of these prepared remarks, we are happy to take your questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Peter Heckmann with Avondale.

Peter Heckmann - Avondale Partners - Analyst

Congratulations on a surprising deal. Looks pretty intriguing. I wanted to know with this deal is there a [go shopping petition, or is there] a breakup fee related to the pending acquisition?

Jud Bergman - Envestnet Incorporated - Chairman & CEO

There is a no solicit provision in the transaction and there is a breakup fee of approximately 3%.

Peter Heckmann - Avondale Partners - Analyst

Okay, thank you. Would you — how did you deal with, or did you view any channel conflict potentially as a detractor to the strategic value of the deal with some of Yodlee’s biggest clients being the big wire houses, the big capital market firms? Or do you see the combination of the two provides more synergistic value than content conflict?

Jud Bergman - Envestnet Incorporated - Chairman & CEO

We see that the combination of the two businesses has a tremendous amount of complementary clients and opportunities. There is an established use of Yodlee primarily among the large banks. I believe of the 10 largest wealth management firms in the country, six or seven are using Yodlee. And we expect that will continue and maybe even improve. Where we see our opportunity is in the independent space within wealth management to bring Yodlee’s data aggregation capabilities into that space and tightly integrate it with financial planning and investment management planning to then deliver the better outcomes. So our advisor base, I think, is going to be well served by it and we did not see significant channel conflicts.

Peter Heckmann - Avondale Partners - Analyst

Okay. Last question and I’ll get back in the queue. Just as regards to cost synergies, if I’m correct on the data aggregation side with Pfizer’s acquisition of CashEdge and Morningstar’s acquisition, by all accounts, Yodlee represented the largest and last independent player of data aggregation, is there the opportunity to generate some cost synergies from eliminating some fees you may be paying to those other vendors?

Jud Bergman - Envestnet Incorporated - Chairman & CEO

We think that there are modest expense synergies, Pete. We expect that we will be able to give — we are heavily into the financial planning process, but we expect over time we’ll be able to give greater clarity on what the exact amounts would be in 2016 and beyond.

Operator

(Operator Instructions)

Jeff Houston with Northland Securities.

Jeff Houston - Northland Securities - Analyst

Thanks for taking my questions. First on the quarter. How much did Placemark and Finance Logic contribute to the quarter? Was it was about $5 million or so of revenue?

Pete D’Arrigo - Envestnet Incorporated - CFO

It was closer to a little over $6 million when you combine the two.

Jeff Houston - Northland Securities - Analyst

Okay. Great.

And then separately looking at Yodlee’s structured data feed and I think you said 850 financial institutions that it ties in with, which of your solutions do you expect that the functionality will make the most sense for and it sounds like pricing’s probably going to be more subscription-based. Will some of your clients that are used to paying you a basis point of SSR management will pricing be considered in that fashion for those clients?

Jud Bergman - Envestnet Incorporated - Chairman & CEO

It’s a good question.

First of all, one of the things we highly value is the network effect. It’s 850 clients, but it is access to some 14,000 financial institutions. It’s not just investment solutions, but it’s credit cards, mortgages, credit unions. So if that base of that network of interfaces that we believe is going to be very valuable to deeply integrate to registered investment advisors, practices, and independent broker-dealers, insurance regional broker-dealers, banks, trust companies and we expect to continue the same business model on pricing for Yodlee’s services as they’ve already perfected, and that’s subscription-based, based on the number of accounts that are being abrogated. And so we don’t see that as bundled into the pricing, we see it as deeply integrated but as an optional add on for additional pricing.

Operator

Chris Shutler from William Blair.

Chris Shutler - William Blair & Company - Analyst

Maybe first could you talk about the revenue synergies in a little more detail? You mentioned cross sell, improved reach, and strategic partnership potential. Can you drill down into each one of those in a little more detail?

Jud Bergman - Envestnet Incorporated - Chairman & CEO

Again, we expect to drill down over time, Chris. The revenue synergy we think will add about 100 basis points to our revenue growth profile in 2016, more in the out years, 2017 and beyond. But the teams have looked at the combined client base. We’ve looked at Envestnet clients today that are not using data aggregation and we’ve made some assumptions about what percent will and that’s very encouraging.

We like what we see there. We see that the ability to offer enhanced research and data analytics packages to investment managers is also something that we see a lot of — we see significant potential in. We’re beginning to do that at Envestnet more on the asset manager distribution side and we see now with some of Yodlee’s data analytics and ability to also do more business with the investment managers on the portfolio management side.

Again, we believe that the network affects of what we’ve been able to assemble and the advisor base that we’ve been able to assemble has the potential for increasing the financial — improving the financial health of the and investor, but this is done by the advisors delivering better outcomes at the portfolio level. So it’s taking the Yodlee offering into Envestnet’s traditional channels and then leveraging the Yodlee analytics. It’s also helping advisors connect more deeply with their end client and establish a more meaningful relationship by having greater capability at the digital front.

Anil Arora - Yodlee - Chairman & CEO

This is Anil. Might I add that in addition to what Jud said, we created hundreds of financial applications. We call them synapse. I think those could be leveraged across all the channels. And in addition to that, Yodlee today operates in about 50 different countries, and that represent as well another expansion in revenue opportunity for us going forward.

Chris Shutler - William Blair & Company - Analyst

Okay, thanks. And then, Jud, why did you — you mentioned at the outset asset that you were digging into Yodlee and decided it would be better to merge rather than partner. Why specifically was that the case? Why wasn’t partnering good enough?

Jud Bergman - Envestnet Incorporated - Chairman & CEO

So, you’re basically asking if you need a quart of milk why did you buy the cow? Is that what you’re asking, Chris? So, as we looked at the revenue synergy, the cross-sell synergy, the footprint that Yodlee had internationally and the market leadership they had in data aggregation, which was a very important element of our long-term strategy, we concluded that we were better off owning the technology, the capabilities, the patents, the interface library, or the hub of interfaces, because as we seek to deeply integrate this capability into financial planning, investment planning, and the investment management process, we just have a lot more flexibility of getting the solution right.

We also see that with the synergies on the cross sells we wanted to be the full beneficiary of those instead of sharing the benefits of that which a commercial arrangement would have. So, we see that ultimately the analytics that come from data of the tens of thousands of advisors that we have and the millions of accounts that those advisors represent combined with the network of 20 million paid users for Yodlee’s financial aggregation capability was a much better profile to own the technology in a merged entity than it was to share the technology through a commercial arrangement, an arm’s length commercial arrangement.

Chris Shutler - William Blair & Company - Analyst

Alright. Thanks. And then just one quick one on the quarter; actually on the guidance. It does embed a good bit of acceleration of the revenue and EPS into the fourth quarter as opposed to the third. How good you feel about hitting those implied Q4 numbers? And is it really just predicated on these couple of large conversions that you’ve been talking about coming through in the back half?

Jud Bergman - Envestnet Incorporated - Chairman & CEO

It’s primarily driven by large conversions. For a good chunk of the assets, we have high level of visibility. In fact, the assets are already on the platform. We just haven’t launched with the clients. So we do have a high level of visibility into that pipeline. But, yes, to answer in short, it’s what you said. It’s those conversions going live in Q3 and Q4.

Anil Arora - Yodlee - Chairman & CEO

And one indication you see that they are live, accounts already on, is the increase in deferred revenue is an indicator of the magnitude and size of the conversion base that we expect to bring on in the second half of 2015.

Chris Shutler - William Blair & Company - Analyst

Alright. Thanks a lot. Congratulations.

Operator

(Operator Instructions)

At this time, I’d like to turn the conference back to Jud Bergman for closing remarks.

Jud Bergman - Envestnet Incorporated - Chairman & CEO

Thank you. Appreciate the questions and appreciate the insight that’s represented. I know that the number of the analysts are new to the Yodlee story. We only had about an hour to raise some of those questions.

We do look forward to following up with several of the analysts later on today and tomorrow. I do want to thank everyone for their participation on the call and we look forward to reviewing the continued evolution of our business and transformation of the industry in calls that are yet to come. Thank you.

Operator

That will conclude today’s conference. Again, we thank you all for joining us.

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Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Envestnet and Yodlee. In connection with the proposed transaction, Envestnet intends to file a registration statement on Form S-4, containing a proxy statement of Yodlee with the SEC. The final proxy statement/prospectus will be delivered to the stockholders of Yodlee. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Envestnet or Yodlee may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareholders will be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Envestnet will be made available free of charge on Envestnet’s website at www.envestnet.com. Copies of documents filed with the SEC by Yodlee will be made available free of charge on Yodlee’s website at www.yodlee.com.

Participants in Solicitation

Envestnet, Yodlee and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Envestnet is set forth in the proxy statement for Envestnet’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2015, and Envestnet’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015. Information about the directors and executive officers of Yodlee is set forth in the proxy statement for Yodlee’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2015, and Yodlee’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 4, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.